Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca
CHC completes sale of remaining interest in Canadian Helicopters Limited

Friday, September 9, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today the completion of the sale of its remaining 45 percent interest in Canadian Helicopters Limited (CHL) to the Canadian Helicopters Income Fund.

CHC’s net proceeds from this sale are C$48,403,825. CHC expects to record a combined pre-tax gain and dividend income of approximately $20 million, based on the value of CHC's investment in CHL as of July 31, 2005.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
& Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493

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This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.